EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2002
                        COUPON PERIOD ENDING 20 MAY 2003

--------------------------------------------------------------------------------------------------------------------
USD NOTES
---------                 FV OUTSTANDING                                COUPON PAYMENTS    PRINCIPAL     CHARGE OFFS
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)     (AUD)
                          --------------    -----------   -----------   ---------------  --------------  -----------

CLASS A NOTES             578,501,459.02     65.738802%     1.50000%       2,335,811.03   51,380,167.14       0.00
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                          FV OUTSTANDING                                COUPON PAYMENTS     PRINCIPAL    CHARGE OFFS
                              (AUD)         BOND FACTOR   COUPON RATE         (AUD)      PAYMENTS (AUD)     (AUD)
                          --------------    -----------   -----------   ---------------  --------------  -----------

CLASS B NOTES              28,395,000.00    100.000000%      5.25890%        364,111.11           0.00        0.00
CLASS C NOTES              11,900,000.00    100.000000%      5.48890%        159,268.33           0.00        0.00
--------------------------------------------------------------------------------------------------------------------


                                                                     30Apr03
POOL SUMMARY                                                           AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                   910,923,645
Outstanding Balance - Fixed Rate Loans                              252,829,233
Number of Loans                                                           9,305
Weighted Average Current LVR                                              63.32%
Average Loan Size                                                       125,067
Weighted Average Seasoning                                            32 months
Weighted Average Term to Maturity                                    266 months

PRINCIPAL COLLECTIONS                                                  AUD
---------------------                                           ----------------
Scheduled Principal Payments                                       9,127,029.18
Unscheduled Principal Payments                                    99,043,818.53
Redraws                                                            8,403,532.88

Principal Collections                                             99,767,314.83


TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                       ----------------
Principal Collections                                             99,767,314.83
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                         99,767,314.83

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                             99,767,314.83
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                           ----------------
Available Income                                                  21,181,141.12
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             21,181,141.12


REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
----
                                          FEB-03     MAR-03     APR-03
                       1 MTH CPR          22.92%     26.30%     28.29%

ARREARS
-------                    % OF POOL
                          (BY BALANCE)
31 - 59 DAYS                  0.68%
60 - 89 DAYS                  0.28%
90+ DAYS                      0.18%
DEFAULTS                       Nil
LOSSES                         Nil



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